manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

January 22, 2018

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Sara von Althann
Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.
Offering Statement on Form 1-A
Filed January 5, 2018
File No. 024-10758

Dear Ms. McManus and Ms. von Althann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 17, 2018 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 5, 2018.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Offering Circular Summary

The Offering, page 7

1.	Please revise to briefly explain how the IPO Lock-Up requirement will impact common stockholders. For example, clarify that purchasers in this offering will be subject to a lock-up period of 180-days following the effective date of a registration statement filed by the company, if any is filed.

Response: The Company has amended the disclosure to provide a brief summary of the IPO Lock-Up requirement and its impact on common stockholders. See p. 7.

Dilution, page 23

2.	We note your new disclosure in this section. Please revise to clarify how you calculated “pro forma net tangible book value,” and explain to us why this measure does not appear to include any liabilities. Please also revise to distinguish between your historical net tangible book value (pre-offering) and your pro forma net tangible book value (reflecting the effects of this offering). Additionally, please include footnote references in the appropriate locations within the table. Last, revise to compare the public offering price to the effective cash cost to officers, directors, promoters or affiliates. Refer to Item 4 of Form 1-A.

Response: The Company has amended the disclosure regarding the dilution of new purchasers of Groundfloor Common Stock. The “pro forma net tangible book value” calculation has been revised to include the liabilities of the Company. See “Dilution” on p. 23.

Compensation of Directors and Executive Officers, page 50

3.	Please update to include compensation information for the 2017 fiscal year. Refer to Item 11 of Form 1-A.

Response: The Company has amended the disclosure to provide compensation information for the 2017 fiscal year. See p. 50.

4.	Please update this section to present beneficial ownership as of the most recent practicable date. See Item 12 of Form 1-A.

Response: The Company has updated this section to present beneficial ownership as of January 18, 2018. See pp. 52-53.

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Description of Capital Stock, page 60

5.	We note your statement in this section: “We may offer Groundfloor Common Stock, with a total value of up to $25 million on a continuous basis, under this offering circular. We will not issue more than $25 million of securities pursuant to this offering circular in any 12-month period.” However, your cover page and disclosure elsewhere indicate that this common stock offering will be for a maximum of $5 million. Please revise to reconcile these disclosures.

Response: The Company has amended the disclosure to reflect a maximum common stock offering of $5 million. See p. 60.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer
Nick Bhargava, Acting Chief Financial Officer
Groundfloor Finance Inc.

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